January 10, 2024

VIA EDGAR

Keira Nakada

Rufus Decker

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Driven Brands Holdings Inc.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 2.02 Form 8-K Dated November 1, 2023

File No. 001-39898

Dear Ms. Nakada and Mr. Decker:

On behalf of Driven Brands Holdings Inc. (“Driven Brands,” the “Company,” “we,” or “our”), we are responding to the comment letter, dated December 27, 2023, that we received from the staff of the Securities and Exchange Commission (the “Staff”) relating to the above-referenced filings with the Securities and Exchange Commission (“SEC”).

To facilitate your review, we have reproduced the text of the Staff’s comment in italics below, followed by the Company’s response to each comment. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Company’s Form 10-K.

Item 2.02 Form 8-K Dated November 1, 2023

Exhibit 99.1

Reconciliation of Non-GAAP Financial Measures, page 8

1.

We read your response to prior comment 2. Removing the effects of the straight-line rent adjustment in arriving at adjusted net income, adjusted earnings per share and adjusted EBITDA appears to substitute individually-tailored recognition and measurement methods for GAAP. Please no longer include this adjustment. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Driven Brands Response:

We acknowledge the Staff’s comment regarding individually-tailored recognition and measurement methods, and we have referred to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. We advise the Staff that we regularly assess how we approach the treatment of adjustments to arrive at Adjusted Net Income, Adjusted Earnings Per Share (“Adjusted EPS”) and Adjusted EBITDA (collectively, the “Non-GAAP Metrics”). In light of the Staff’s comment and our regular assessment of adjustments, we will modify our presentation of each of the Non-GAAP Metrics to discontinue making adjustments for straight-line rent expense.

As our counsel communicated on January 4, 2024, we plan to announce this upcoming modification as part of our earnings release and earnings call for the fiscal year ended December 30, 2023. At that time, we also expect to address investor and analyst inquiries about these modifications in adjustments on a go-forward basis.

Specifically, our plan for the earnings release and earnings call for the fiscal year ended December 30, 2023 is the following:

•	Report the Non-GAAP Metrics for fiscal 2023 and the quarter ended December 30, 2023 using our historical methodology (the “Historical Approach”); and

•	disclose the modifications to the adjustments to the Non-GAAP Metrics under the revised methodology (the “Revised Approach”), which will include:

•

revising the footnote that accompanies disclosure of the Historical Approach Non-GAAP Metrics to (1) indicate that the Company will discontinue making adjustments for straight-line rent expense to these Non-GAAP Metrics going forward and (2) direct readers to the information presented in the following bullet point; and

•

presenting the Revised Approach Non-GAAP Metrics in the reconciliation section of our earnings release for the fiscal year ended December 30, 2023 (in addition to presenting the Historical Approach Non-GAAP Metrics).

We also anticipate disclosing guidance for fiscal 2024, which includes Adjusted EBITDA and Adjusted EPS, based only on the Revised Approach.

We believe that updating our Non-GAAP Metrics on this timeframe is in the best interests of our stockholders, as it will help mitigate confusion of investors and analysts. Investors and analysts have used Historical Approach Non-GAAP Metrics in their financial models since the Company’s initial public offering in 2021. In addition, we have provided guidance for the fiscal year ended December 30, 2023 in our prior earnings releases using the Historical Approach.

Accordingly, we believe that a more orderly transition will occur if the Company fully transitions its presentation to Revised Approach Non-GAAP Metrics starting with the fiscal 2023 Form 10-K. Further, the Company will continue to present the Revised Approach Non-GAAP Metrics with the earnings release, earnings call, and Form 10-Q for the first quarter of fiscal 2024 and future disclosures.

For the Staff’s reference, set forth below is an illustrative example of how we propose to present the planned changes in the definitions to the Non-GAAP Metrics and the impacted reconciliations in the Form 8-K, Exhibit 99.1 for the fiscal year ended December 30, 2023:

Changes in non-GAAP Definitions and Fiscal 2024 Outlook

Beginning in fiscal 2024, the Company has made certain changes to its definitions for Adjusted Net Income, Adjusted Earnings per Share (“Adjusted EPS”), and Adjusted Earnings Before Interest, Tax, Depreciation and Amortization (“Adjusted EBITDA”) that impact the comparability of the metrics to prior periods. Specifically, the Company will no longer include straight-line rent adjustments in its non-GAAP adjustments. Accordingly, the Company’s 2024 Adjusted EBITDA and Adjusted EPS guidance reflects the Company’s updated definition of Adjusted EBITDA and Adjusted EPS. See “Reconciliation of Non-GAAP Financial Measures” below for a reconciliation of the definitions prior to fiscal 2024 to allow for like-for-like comparisons to the new definitions for all periods presented.

Net (Loss) Income to Adjusted Net Income and Adjusted Earnings Per Share (Unaudited)

	Three months ended		Year Ended
(in thousands, except per share amounts)	December 30, 2023	December 31, 2022	December 30, 2023	December 31, 2022
Net (loss) income	$—	$27,398	$—	$43,173
Acquisition related costs(a)	—	5,323	—	15,304
Non-core items and project costs, net(b)	—	16,805	—	20,241
Straight-line rent adjustment(c)	—	3,435	—	14,965
Cloud computing amortization(d)	—	—	—	—
Equity-based compensation expense(e)	—	8,424	—	20,583
Foreign currency transaction loss, net(f)	—	(13,322)	—	17,168
Bad debt recovery(g)	—	—	—	(449)
Goodwill impairment(h)	—	—	—	—
Trade name impairment(i)	—	—	—	125,450
Asset sale leaseback (gain) loss, impairment and closed store expenses(j)	—	(8,835)	—	(29,083)
Amortization related to acquired intangible assets(k)	—	8,775	—	27,059
Provision for uncertain tax positions(l)	—	(224)	—	(148)
Valuation allowance for deferred tax asset(m)		3,051		3,051

Adjusted net income before tax impact of adjustments	—	50,830	—	257,314
Tax impact of adjustments(n)	—	(8,641)	—	(49,437)

Adjusted net income	—	42,189	—	207,877
Net loss attributable to non-controlling interest	—	—	—	(15)

Adjusted Net Income attributable to Driven Brands Holdings Inc., as defined through fiscal 2023	$—	$42,189	$—	$207,892
Straight-line rent adjustment(c)	—	(3,435)	—	(14,965)

Adjusted Net Income attributable to Driven Brands Holdings Inc., as defined beginning fiscal 2024	$—	$38,754	$—	$192,876

Adjusted Earnings Per Share, as defined through fiscal 2023
Basic[1]	$—	$0.25	$—	$1.25

Diluted[1]	$—	$0.25	$—	$1.22

Adjusted Earnings Per Share, as defined beginning fiscal 2024
Basic[1]	$—	$0.23	$—	$1.18

Diluted[1]	$—	$0.23	$—	$1.18

Weighted average shares outstanding
Basic	—	162,744	—	162,762
Diluted	—	166,810	—	166,743

(1)

Adjusted Earnings Per Share is calculated under the two-class method. Under the two-class method, adjusted earnings per share is calculated using adjusted net income attributable to common shares, which is derived by reducing adjusted net income by the amount attributable to participating securities. Adjusted Net Income attributable to participating securities used in the basic earnings per share calculation was $___ million and $___ million for the three months and year ended December 30, 2023, respectively, and Adjusted Net Income attributable to participating securities used in the diluted earnings per share calculation was $___ million and $___ million for the three months and year ended December 30, 2023, respectively.

Net Income (Loss) to Adjusted EBITDA Reconciliation (Unaudited)

	Three months ended		Year Ended
(in thousands)	December 30, 2023	December 31, 2022	December 30, 2023	December 31, 2022
Net (loss) income	$—	$27,398	$—	$43,173
Income tax (benefit) expense	—	16,575	—	25,167
Interest expense, net	—	35,150	—	114,096
Depreciation and amortization	—	39,528	—	147,156

EBITDA	—	118,651	—	329,592

Acquisition related costs(a)	—	5,323	—	15,304
Non-core items and project costs, net(b)	—	16,805	—	20,241
Straight-line rent adjustment(c)	—	3,435	—	14,965
Cloud computing amortization(d)	—	—	—	—
Equity-based compensation expense(e)	—	8,424	—	20,583
Foreign currency transaction loss, net(f)	—	(13,322)	—	17,168
Bad debt recovery(g)	—	—	—	—
Goodwill impairment(h)	—	—	—	—
Trade name impairment(i)	—	—	—	125,450
Asset sale leaseback (gain) loss, impairment and closed store expenses(j)	—	(8,835)	—	(29,083)

Adjusted EBITDA, as defined through fiscal 2023	$—	$130,481	$—	$513,771
Straight-line rent adjustment(c)	—	(3,435)	—	(14,965)
Adjusted EBITDA, as defined beginning fiscal 2024	$—	$127,046	$—	$498,806

Adjusted EBITDA, Adjusted Net Income and Adjusted Earnings Per Share Footnotes

(a)

Consists of acquisition costs as reflected within the unaudited consolidated statements of operations, including legal, consulting and other fees, and expenses incurred in connection with acquisitions completed during the applicable period, as well as inventory rationalization expenses incurred in connection with acquisitions. We expect to incur similar costs in connection with other acquisitions in the future and, under U.S. GAAP, such costs relating to acquisitions are expensed as incurred and not capitalized.

(b)

Consists of discrete items and project costs, including third party consulting and professional fees associated with strategic transformation initiatives as well as non-recurring payroll-related costs.

(c)	The non-cash portion of rent expense was adjusted for periods prior to fiscal 2024. Beginning in fiscal 2024, such expenses will no longer be adjusted.
(d)	Includes non-cash amortization expenses relating to the amortization of cloud computing arrangements.
(e)	Represents non-cash equity-based compensation expense.
(f)

Represents foreign currency transaction (gains) losses, net that primarily related to the remeasurement of our intercompany loans, which are partially offset by unrealized gains and losses on remeasurement of cross currency swaps and forward contracts.

(g)	Represents the recovery of previously uncollectible receivables outside of normal operations.
(h)	Relates to goodwill impairment charges within the Car Wash segment.
(i)	Certain indefinite-lived Car Wash trade names were impaired as the Company elected to discontinue their use.
(j)

Relates to (gains) losses, net on sale leasebacks, impairment of certain fixed assets and operating lease right-of-use assets related to closed and underperforming locations, assets held for sale, and lease exit costs and other costs associated with stores that were closed prior to the respective lease termination dates.

(k)	Consists of amortization related to acquired intangible assets as reflected within depreciation and amortization in the unaudited consolidated statements of operations.
(l)	Represents uncertain tax positions recorded for tax positions, inclusive of interest and penalties.
(m)	Represents the establishment of a valuation allowance for certain deferred tax assets negatively impacted by strategic transactions.
(n)

Represents the tax impact of adjustments associated with the reconciling items between net income and Adjusted Net Income, excluding the provision for uncertain tax positions. To determine the tax impact of the deductible reconciling items, we utilized statutory income tax rates ranging from 9% to 36% depending upon the tax attributes of each adjustment and the applicable jurisdiction.

*         *         *

Should you have any further questions on the above, please do not hesitate to contact me by email at Michael.Beland@drivenbrands.com.

Thank you for your assistance.

Sincerely,

/s/ Michael Beland
Michael Beland
Chief Accounting Officer

cc:	Gary W. Ferrera, Executive Vice President and Chief Financial Officer

Scott O’Melia, Executive Vice President, General Counsel, and Secretary

Andrew Fabens, Gibson, Dunn & Crutcher LLP

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